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                          February 3, 2023

       R. Kirk Huntsman
       Chief Executive Officer
       Vivos Therapeutics, Inc.
       7921 Southpark Plaza, Suite 210
       Littleton, Colorado 80120

                                                        Re: Vivos Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            File No. 333-269453
                                                            Filed January 30,
2023

       Dear R. Kirk Huntsman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Lawrence A.
Rosenblooml, Esq.